UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

Via E-Mail
Thanh H. Lam
President
Nova Lifestyle, Inc.
6541 E. Washington Blvd.
Commerce, California 90040

Re: Nova Lifestyle, Inc.
Registration Statement on Form S-1
Filed March 30, 2012
File No. 333-180496
Post-Effective Amendment No. 1 to Form S-1
Filed March 30, 2012
File No. 333-177353

Dear Ms. Lam:

We have limited our review of your registration statements and your response letter dated October 30, 2012 to those issues we have addressed in our comment.

General

1. We note your response to comments one, two and three of our letter dated October 10, 2012. We may have further comments after reviewing the amendments.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
Thomas Wardell, Esq.